Exhibit 5.1

Oppenheimer, Wolff & Donnelly, LLP

Plaza VII, Suite 3300

45 South Seventh Street

Minneapolis, MN  55402-1609

February 22, 2010

Ecolab Inc.

370 Wabasha Street North

Saint Paul, MN 55102

Re:	Ecolab Savings Plan and ESOP -
Registration Statement

Greetings:

You have requested our opinion with respect to whether the Ecolab Savings Plan and ESOP, as the same has been amended and is set forth in the instrument entitled “Ecolab Savings Plan and ESOP — 2006,” including the first through seventh amendments of such instrument, complies with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

It is our opinion that the plan evidenced by the Ecolab Savings Plan and ESOP - 2006 instrument, as amended, complies with the requirements of ERISA.

The undersigned consents to the filing of this opinion as an exhibit to the above-captioned registration statement.

Very truly yours,

/s/Thomas E. Lund
Thomas E. Lund